Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

(1) REDUCTION OF REGISTERED CAPITAL AND AMENDMENTS TO THE

ARTICLES OF ASSOCIATION

(2) AUTHORIZATION TO THE BOARD TO

REPURCHASE DOMESTIC SHARES AND/OR

OVERSEAS LISTED FOREIGN SHARES OF THE COMPANY

(3) ELECTION OF NON-INDEPENDENT DIRECTORS OF THE ELEVENTH

SESSION OF THE BOARD

(4) ELECTION OF INDEPENDENT DIRECTORS OF THE ELEVENTH

SESSION OF THE BOARD

(5) ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE ELEVENTH SESSION OF THE SUPERVISORY COMMITTEE

(6) NOTICE OF ANNUAL GENERAL MEETING

AND

(7) NOTICE OF H SHAREHOLDERS CLASS MEETING

Sinopec Shanghai Petrochemical Company Limited will convene the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 28 June 2023 at 2:00 p.m., 2:15 p.m. and 2:30 p.m. respectively. The notice and form of proxy of the AGM and H Shareholders Class Meeting shall be sent together with this circular.

Whether or not you are able to attend the AGM and/or H Shareholders Class Meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon as soon as practicable and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in any event not less than 24 hours before the time for holding the AGM or H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the AGM and/or H Shareholders Class Meeting or any adjournment thereof (as the case may be) as you wish. In such event, the form of proxy shall be deemed to be revoked.

A shareholder or his/her/its proxy shall produce required identification documents, and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Note II “Registration procedures for attending the AGM” and “Registration procedures for attending the H Shareholders Class Meeting” of the notice of the AGM and H Shareholders Class Meeting.

29 May 2023

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the following meanings:

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“Sinopec Group”	China Petrochemical Group Corporation Limited, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) and in Shanghai Stock Exchange (stock code: 600688)

“Director(s)”	the director(s) of the Company, including independent non-executive directors

“AGM”	the 2022 annual general meeting to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 28 June 2023 at 2:00 p.m.

“A Shareholders Class Meeting”	the first A shareholders class meeting for 2023 to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 28 June 2023 at 2:15 p.m.

“H Shareholders Class Meeting”	the first H shareholders class meeting for 2023 to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 28 June 2023 at 2:30 p.m.

“Articles of Association”	the articles of association of the Company

“Independent Director(s)”	the independent non-executive director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Shareholders”	Shareholders of the Company other than Sinopec Corp. and its associates

“Latest Practicable Date”	22 May 2023, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Repurchase Mandate”	the general mandate to the Board at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to repurchase A shares and/or H shares not exceeding 10% of the number of A shares and/or H shares in issue as at the date when the relevant proposed resolutions to approve the Repurchase Mandate are passed

“A Share Repurchase Mandate”	the general mandate to the Board at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to repurchase A shares not exceeding 10% of the number of A shares in issue as at the date when the relevant proposed resolutions to approve the A Share Repurchase Mandate are passed

“H Share Repurchase Mandate”	the general mandate to the Board at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to repurchase H shares not exceeding 10% of the number of H shares in issue as at the date when the relevant proposed resolutions to approve the H Share Repurchase Mandate are passed

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) and in Shanghai Stock Exchange (stock code: 600028)

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors: Wan Tao Guan Zemin Du Jun Huang Xiangyu	Registered Office in the PRC: 48 Jinyi Road Jinshan District Shanghai, PRC

Non-executive Directors: Xie Zhenglin Peng Kun	Principal Place of Business in Hong Kong: Room 605 Island Place Tower 510 King’s Road Hong Kong
Independent non-executive Directors: Li Yuanqin Tang Song Chen Haifeng Yang Jun Gao Song

29 May 2023

To H Shareholder(s)

Dear Sir or Madam,

(1) REDUCTION OF REGISTERED CAPITAL AND AMENDMENTS TO THE

ARTICLES OF ASSOCIATION

(2) AUTHORIZATION TO THE BOARD TO

REPURCHASE DOMESTIC SHARES AND/OR

OVERSEAS LISTED FOREIGN SHARES OF THE COMPANY

(3) ELECTION OF NON-INDEPENDENT DIRECTORS OF THE ELEVENTH

SESSION OF THE BOARD

(4) ELECTION OF INDEPENDENT DIRECTORS OF THE ELEVENTH

SESSION OF THE BOARD

(5) ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE ELEVENTH SESSION OF THE SUPERVISORY COMMITTEE

(6) NOTICE OF ANNUAL GENERAL MEETING

AND

(7) NOTICE OF H SHAREHOLDERS CLASS MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you the detailed information on certain proposed resolutions to be considered and approved at the AGM to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM. The resolutions and details are set out in this letter from the Board.

LETTER FROM THE BOARD

At the AGM, following resolutions will be proposed, among others, to approve: (1) the reduction of registered capital and amendments to the Articles of Association; (2) the authorization to the Board to repurchase domestic shares and/or overseas listed foreign shares of the Company; (3) the election of non-independent Directors of the Eleventh Session of the Board; (4) the election of Independent Directors of the Eleventh Session of the Board; and (5) the election of non-employee representative Supervisors of the Eleventh Session of the Supervisory Committee. At the H Shareholders Class Meeting, a special resolution will be proposed to approve the authorization to the Board to repurchase the domestic shares and/or overseas-listed foreign shares of the Company.

II.	REDUCTION OF REGISTERED CAPITAL AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated 26 April 2023 in relation to the reduction of the registered capital of the Company and the amendments to the Articles of Association.

Combining with the operational needs of the Company, and the fact that the total number of issued shares has been reduced from 10,823,813,500 shares to 10,799,285,500 shares through canceling 24,528,000 overseas listed foreign shares (H shares) by the Company which had been repurchased as of 17 February 2023, the Board proposed to amend the relevant provisions of the Articles of Association as follows:

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 13 The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include:

General items: crude oil processing; oil products, petrochemical products production, synthetic fibres manufacturing, plastic products manufacturing, raw materials and products for knitting, catalyst preparation and spent solvent reclamation; supply of electricity, heat energy, water and gas, water processing, loading and unloading on roads, terminals and railways, general goods warehousing, technological services, technology development, technology consultancy, technology exchange, technology transfer and technology promotion in oil, chemicals, synthetic resins and synthetic polymers, synthetic fibre, composite materials, and in safety and environmental protection, property management, housing rental, social economy advisory services, advertisement production, advertisement design and agency services, advertisements publication, high-grade fiber and composite materials (designing, manufacturing and processing), high-grade fiber and composite materials sales, gas stoves production, gas stoves sales.

Article 13 The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include:

General items: Manufacturing of petroleum products (excluding hazardous chemicals), production of chemical products (excluding licensed chemical products), manufacturing of synthetic fibers, manufacturing of plastic products, manufacturing of synthetic materials (excluding hazardous chemicals), manufacturing of specialized chemical products (excluding hazardous chemicals), recycling of renewable resources (excluding production of scrap metal), production and supply of heat energy, sewage processing and recycling, loading and unloading on roads, terminals and railways, general goods warehousing (excluding items requiring approval for hazardous chemicals and other licensed items), technological services, technology development, technology consultancy, technology exchange, technology transfer and technology promotion, property management, housing rental, social economy advisory services, advertisement production, advertisement design and agency services, advertisements publication, high-grade fiber and composite materials manufacturing, high-grade fiber and composite materials sales, gas stoves production, storage of finished oil products (excluding hazardous chemicals), import and export of goods, import and export of technology, sales of non-electrical household appliances, sales of chemical products (excluding licensed chemical products), rental of special equipment, leasing services (excluding licensed rental services).

LETTER FROM THE BOARD

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association
Licensed items: hazardous chemicals production, hazardous chemicals business, marine general goods transportation, marine hazardous goods transportation, crude oil warehousing, refined oil warehousing, hazardous chemicals warehousing, inspection and testing service, goods import and export, technology import and export, mobile pressure vessel/cylinder filling.	Licensed items: hazardous chemicals production, hazardous chemicals business, marine general goods transportation, marine hazardous goods transportation, crude oil warehousing, refined oil warehousing, hazardous chemicals warehousing, inspection and testing service, mobile pressure vessel/ cylinder filling, power generation, power transmission, power supply and distribution, gas operations, operation of compressed natural gas refueling stations, production and supply of tap water.

Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

Article 22 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

LETTER FROM THE BOARD

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above-mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

The share registration process of the first exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 27 September 2017. The shareholding structure of the Company changed to: 10,814,176,600 ordinary shares, of which 7,319,176,600 domestic shares listed in the PRC, representing 67.68% and 3,495,000,000 overseas listed foreign shares, representing 32.32%.

The share registration process of the second exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 14 February 2018. The shareholding structure of the Company changed to: 10,823,813,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.71% and 3,495,000,000 overseas listed foreign shares, representing 32.29%.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

The current share capital structure of the Company is: 10,799,285,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.86% and 3,470,472,000 overseas listed foreign shares, representing 32.14%.

Article 25 The registered capital of the Company shall be RMB10,823,813,500.	Article 25 The registered capital of the Company shall be RMB10,799,285,500.

LETTER FROM THE BOARD

III.	AUTHORIZATION TO THE BOARD TO REPURCHASE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES OF THE COMPANY

1.	A Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) merging with other companies which hold shares of the Company;

(c) granting shares as reward to the staff of the Company; (d) acquiring the shares of shareholders who vote against any shareholders’ resolution on a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; or (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Shanghai Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to repurchase the A shares of such company that are listed on the Shanghai Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.

The Company would like to draw the Shareholders’ attention to the fact that, even if the A Share Repurchase Mandate is approved at the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Company will still be required, under applicable PRC laws and regulations and the Shanghai Listing Rules, to seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares and to provide further information and details of such repurchase of A Shares in accordance with the requirements under applicable PRC laws and regulations and the Shanghai Listing Rules. The Company will at all times comply fully with all applicable PRC laws and regulations and the Shanghai Listing Rules and will seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares.

LETTER FROM THE BOARD

2.	H Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; or (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.

3.	General Information

In accordance with the relevant regulatory requirements, the Company proposes to the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to consider and approve the grant of a general mandate to the Board to repurchase domestic shares (A shares) and overseas-listed foreign invested shares (H shares) by special resolutions:

(1)

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase domestic shares (A shares) not exceeding 10% of the total number of domestic shares (A shares) in issue at the time when this resolution is passed at the AGM and the relevant resolutions are passed at class meetings of shareholders. The use of shares includes but is not limited to shares holding scheme or as incentive compensation to the staff of the Company, corporate bonds issued by the Company which are convertible into shares or necessary for the Company to protect the Company’s value and shareholders’ equity. Pursuant to PRC laws and regulations, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Board will seek further approval from its shareholders in general meeting for each repurchase of domestic shares (A shares) even where the general mandate is granted, but will not be required to seek shareholders’ approval at class meetings of domestic share (A shares) shareholders or overseas-listed foreign invested share (H shares) shareholders.

(2)

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase overseas-listed foreign invested shares (H shares) not exceeding 10% of the total number of overseas-listed foreign invested shares (H shares) in issue at the time when this resolution is passed at the AGM and the relevant resolutions are passed at class meetings of shareholders.

LETTER FROM THE BOARD

(3)	the Board be authorised to (including but not limited to the following):

a)	formulate and implement specific repurchase plans, including but not limited to determine time of repurchase, period of repurchase, repurchase price and number of shares to repurchase, etc.;

b)	notify creditors and issue announcements;

c)	open overseas share accounts and to carry out related change of foreign exchange registration procedures;

d)	carry out relevant approval procedures; and

e)

according to the actual repurchase situation, to carry out transfer and cancellation procedures for repurchase shares, make corresponding amendments to the Articles of Association of the Company relating to share capital and shareholdings etc., carry out modification registrations, and to deal with any other documents and matters related to share repurchase (if involved).

The above Repurchase Mandate will expire on the earlier of (the “Relevant Period”):

a)	the conclusion of the annual general meeting of the Company for 2023;

b)	the expiration date of 12 months after the resolution is adopted at the AGM; or

c)

the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or at a class meeting of domestic share (A shares) shareholders or a class meeting of overseas-listed foreign invested share (H shares) shareholders, except where the Board has resolved to repurchase domestic shares (A shares) or overseas-listed foreign invested shares (H shares) during the Relevant Period and the share repurchase is to be continued or implemented after the Relevant Period.

In accordance with the requirements of the Company’s Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company within 10 days from the passing of such resolution and also by way of the publication on a newspaper designated by the relevant regulatory authority at the place where the Company’s shares are listed within 30 days after the passing of the resolution. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days from the publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

An explanatory letter giving certain information regarding the H Share Repurchase Mandate is set out in Appendix I to this circular.

LETTER FROM THE BOARD

IV.	PROPOSED ELECTION OF NON-INDEPENDENT DIRECTORS OF THE ELEVENTH SESSION OF THE BOARD

In accordance with the Articles of Association, the term of office of the Tenth Session of the Board is three years and will expire in June 2023. Pursuant to the Articles of Association, Directors shall be elected by the Shareholders at general meetings. The following persons have been nominated as candidates for election as non-independent Directors of the Eleventh Session of the Board:

Mr. Wan Tao

Mr. Guan Zemin

Mr. Du Jun

Mr. Huang Xiangyu

Mr. Xie Zhenglin

Mr. Qin Zhaohui

For biographies of the candidates for the non-independent Directors of the Eleventh Session of the Board, please refer to the Appendix II to this circular.

V.	PROPOSED ELECTION OF INDEPENDENT DIRECTORS OF THE ELEVENTH SESSION OF THE BOARD

In accordance with the Articles of Association, the term of office of the Tenth Session of the Board is three years and will expire in June 2023. Pursuant to the Articles of Association, Directors shall be elected by Shareholders at Shareholders’ general meetings. Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong have been nominated for election as Independent Directors of the Eleventh Session of the Board.

For biographies of the candidates for the Independent Directors of the Eleventh Session of the Board, please refer to the Appendix II to this circular.

In relation to the proposed appointments of Independent Directors, the Nomination Committee of the Board and the Board have made reference to the Company’s Board Diversity Policy, the Directors’ Nomination Policy and the Company’s development strategies.

Based on the biographies as disclosed in the Appendix II to this circular, the Nomination Committee of the Board considered the factors including the five Independent Directors’ professional experience, skills and knowledge in accounting, law, capital operation, marketing management, etc., their abilities to help improve the efficiency of the Board’s operations and their potential contribution to the Company’s business, and nominated them as candidates for Independent Directors.

As Independent Directors, Mr. Tang Song has accounting qualification and extensive knowledge and experience in the accounting field. Mr. Chen Haifeng has sponsor qualification and extensive experience in capital operations. Mr. Yang Jun and Mr. Huang Jiangdong are professionals in legal field and possesses professional knowledge in law and compliance. Ms. Zhou Ying is a professor in marketing and has extensive practical experience in marketing management.

LETTER FROM THE BOARD

The Board believes that Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong will, with their extensive experience and knowledge, provide objective, independent and sufficient opinions and analysis on the Company’s major operational management matters and will promote the diversity of the Board structure in various aspects, including culture, professional skills and qualifications. The Board considers that Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong have complied with the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and are independent under the terms of such guidelines.

VI.	PROPOSED ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE ELEVENTH SESSION OF THE SUPERVISORY COMMITTEE

In accordance with the Articles of Association, the term of office of the Tenth Session of the Supervisory Committee is three years and will expire in June 2023. Pursuant to the Articles of Association, Supervisors who are non-employee representatives shall be elected by the Shareholders at general meetings. Mr. Zhang Xiaofeng, Mr. Zheng Yunrui and Mr. Choi Ting Ki have been nominated for election as non-employee representative Supervisors of the Eleventh Session of the Supervisory Committee. The Supervisors representing the employees shall be democratically elected and removed from office by the employees. The results of such election will be announced separately.

For biographies of the candidates for the non-employee representative Supervisors of the Eleventh Session of the Supervisory Committee, please refer to the Appendix II to this circular.

VII.	AGM AND H SHAREHOLDERS CLASS MEETING

The Company will convene the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 28 June 2023 at 2:00 p.m., 2:15 p.m. and 2:30 p.m. respectively. The notices of the AGM and the H Shareholders Class Meeting are contained in pages 13 to 21 of this circular. Whether or not you are able to attend the AGM and/or the H Shareholders Class Meeting in person, please complete the proxy forms of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event no later than 24 hours before the time for holding the AGM or the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM and the H Shareholders Class Meeting will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, no Shareholder is required to abstain from voting on any resolution at the AGM.

LETTER FROM THE BOARD

VIII.	RECOMMENDATIONS

All resolutions to be proposed at the AGM and the H Shareholders Class Meeting are fair and reasonable, and in the best interests of the Company and its shareholders as a whole. The Board (including the Independent Directors) recommends that the Independent Shareholders vote in favour of all resolutions at the AGM and the H Shareholders Class Meeting.

IX.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters, the omission of which would make any statement herein or this circular misleading.

For and on behalf of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

NOTICE OF ANNUAL GENERAL MEETING

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2022 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2022 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 28 June 2023 at 2:00 p.m. for the following purposes:

RESOLUTIONS

To consider and approve the resolutions by way of non-cumulative voting:

(1)	THAT the 2022 Work Report of the board of directors (the “Board”) of the Company be considered and approved;

(2)	THAT the 2022 Work Report of the supervisory committee of the Company be considered and approved;

(3)	THAT the 2022 Audited Financial Statements of the Company be considered and approved;

(4)	THAT the 2022 Profit Distribution Plan of the Company be considered and approved;

(5)	THAT the 2023 Financial Budget Report of the Company be considered and approved;

(6)

THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2023 and the authorization to the Board to fix their remuneration be considered and approved;

(7)	THAT the authorization to the Board to decide on the registration and issuance of ultra short-term debt financing bonds be considered and approved;

(8)

THAT the reduction of registered capital and amendments to the Articles of Association and authorization to the secretary to the Board to represent the Company in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for the reduction of registered capital and amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities) be considered and approved;

NOTICE OF ANNUAL GENERAL MEETING

(9)	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved;

To consider and approve the following resolutions by way of cumulative voting:

(10)	THAT the election of the following candidates as non-independent directors of the Eleventh Session of the Board of the Company be considered and approved;

10.01 Wan Tao

10.02 Guan Zemin

10.03 Du Jun

10.04 Huang Xiangyu

10.05 Xie Zhenglin

10.06 Qin Zhaohui

(11)	THAT the election of the following candidates as independent directors of the Eleventh Session of the Board of the Company be considered and approved;

11.01 Tang Song

11.02 Chen Haifeng

11.03 Yang Jun

11.04 Zhou Ying

11.05 Huang Jiangdong

(12)	THAT the election of the following candidates as non-employee representative supervisors of the Eleventh Session of the Supervisory Committee of the Company be considered and approved;

12.01 Zhang Xiaofeng

12.02 Zheng Yunrui

12.03 Choi Ting Ki

NOTICE OF ANNUAL GENERAL MEETING

Resolutions no. 7, 8 and 9 to be proposed at the AGM are special resolutions. Details of the resolutions no. 8 to 12 are set out in the circular of the Company to the holders of the Company’s H shares, which will also be made available on the websites of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 May 2023

Notes:

I.	Attendees of the AGM

1.	Eligibility for attending the AGM

Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and holders of H shares of the Company whose names appear on the Register of Members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 23 June 2023 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 22 June 2023.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorization document(s) which has/have been notarized must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e., not later than 2:00 p.m. on Tuesday, 27 June 2023) or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

NOTICE OF ANNUAL GENERAL MEETING

5.	Others

II.	Registration procedures for attending the AGM

1.

A shareholder of the Company or his/her/its proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders registered to attend the AGM may submit questions related to the resolutions submitted at the AGM, or ask questions during the AGM. The company will answer the questions raised by H shareholders at the AGM and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

In respect of resolutions no. 10, 11 and 12 regarding election of directors and non-employee representative supervisors, as required under Article 120 of the Articles of Association, Article 63 of the Rules of Procedure for Shareholders’ General Meeting and Shanghai Stock Exchange Self-regulatory Supervision Guidelines for Listed Companies No. 1 – Standardised Operation, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors and non-employee representative supervisors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors and non-employee representative supervisors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors and non-employee representative supervisors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members are elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 10 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolutions no. 11 and 12 are the same as for resolution no. 10). Please refer to the following explanation and fill in your votes for resolutions no. 10, 11 and 12:

(i)

In respect of resolution no. 10, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is six, the total number of shares for which you have the voting rights under resolution no. 10 will be 6 million shares (i.e. 1 million shares x 6 = 6 million shares).

(ii)

Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to six, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 6 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 10 is 6 million shares. Out of the 6 million shares, you can either share your voting rights equally to 6 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 6 million votes to one particular candidate as non-independent director (either for or against), or, 3 million shares to candidate A (either for or against), 1 million shares to candidate B (either for or against), 1.5 million shares to candidate C (either for or against), and 0.5 million shares to candidate D (either for or against) as non-independent director, etc.

NOTICE OF ANNUAL GENERAL MEETING

(iii)

After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the six candidates for election as non – independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)

Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 6 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution no. 10 will be 6 million: (a) if you have stated “6 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non – independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 10, then all your votes in respect of resolution no. 10 will become void; or (b) if you have stated “4 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “1 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 5 million shares are valid, whilst the remaining 1 million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)

Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non-independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

3.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

4.	Notes to the holders of the Company’s H shares:

Date of closure of register of members in relation to the eligibility of attending the AGM

NOTICE OF ANNUAL GENERAL MEETING

The register of members of the Company’s H shares will be closed from Friday, 23 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of H shares will be effected in order to confirm the eligibility of the holders of the Company’s H shares to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 22 June 2023.

5.	The Secretariat for the AGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

NOTICE IS HEREBY GIVEN THAT the first H shareholders class meeting for 2023 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 28 June 2023 at 2:30 p.m. for the following purpose:

Resolution by way of non-cumulative voting

1.	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved.

The proposal of the H Shareholders Class Meeting is contained in the circular distributed by the Company to its H shareholders and can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 May 2023

Notes:

I.	Attendees of the H Shareholders Class Meeting

1.	Eligibility for attending the H Shareholders Class Meeting

Holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 23 June 2023 are eligible to attend the H Shareholders Class Meeting. Unregistered holders of H shares of the Company who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 22 June 2023.

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

2.	Proxy

a.

A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the H Shareholders Class Meeting (i.e., no later than 2:30 p.m. on Tuesday, 27 June 2023) or any adjournment thereof (as the case may be). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

II.	Registration procedures for attending the H Shareholders Class Meeting

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders registered to attend the H Shareholders Class Meeting may submit questions related to the resolutions submitted at the H Shareholders Class Meeting, or ask questions during the H Shareholders Class Meeting. The company will answer the questions raised by H Shareholders at the H Shareholders Class Meeting and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

The H Shareholders Class Meeting is expected to last for less than a working day. Shareholders or their proxies who will attend the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

3.	Notes to the holders of the Company’s H shares

Date of closure of share register of members in relation to the eligibility of attending the H Shareholders Class Meeting

The Company will close the register of members of the Company’s H shares from Friday, 23 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its H shares Shareholders’ entitlement to attend the H Shareholders Class Meeting. Holders of the Company’s H shares who wish to attend and vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 22 June 2023.

4.	The Secretariat for the H Shareholders Class Meeting is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86) 21 5794 3143

Fax: (86) 21 5794 0050

APPENDIX I	EXPLANATORY STATEMENT

In accordance with the Hong Kong Listing Rules, this appendix serves as the explanatory letter to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution(s) to be proposed at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting for the grant of the Repurchase Mandate to the Directors.

REPURCHASE MANDATE

Reasons for Repurchasing Shares

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to and in the best interest of the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

Exercise of Repurchase Mandate

Subject to the passing of the relevant special resolution(s) set out in the notice of the AGM, the special resolution(s) approving the grant to the Board of the Repurchase Mandate at the A Shareholders Class Meeting and H Shareholders Class Meeting respectively, the Board will be granted the Repurchase Mandate until the earlier of (a) the conclusion of the annual general meeting of the Company for 2023; (b) the expiration date of 12 months after the resolution is adopted by the AGM; or (c) the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or a special resolution of shareholders at a class meeting of domestic share (A share) shareholders or a class meeting of overseas-listed foreign invested share (H share) shareholders. The exercise of the Repurchase Mandate is subject to relevant approval(s) of and/or filings with State Administration of Foreign Exchange and/or any other regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and/or carried out.

The exercise in full of the Repurchase Mandate (on the basis of 3,470,472,000 H Shares in issue and 7,328,813,500 A Shares in issue as at the Latest Practicable Date and there is no change to the number of issued A Shares and H Shares prior to the date of the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting) would result in a maximum of 347,047,200 H Shares and 732,881,350 A Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares and A Shares in issue as at the date of passing the relevant resolution(s).

Funding of Repurchases

In repurchasing its shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by the Company’s Articles of Association to repurchase its shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose. The Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the shares so cancelled. The Company may not repurchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

APPENDIX I	EXPLANATORY STATEMENT

GENERAL INFORMATION

The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the H Share Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2022). However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels of the Company. The number of H Shares to be repurchased on any occasion, the price and other terms upon which the shares are bought back will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

H SHARES PRICES

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

Date	Highest price HKD	Lowest price HKD
2022
May	1.433	1.273
June	1.463	1.323
July	1.350	1.260
August	1.300	1.210
September	1.260	1.010
October	1.220	1.010
November	1.300	1.030
December	1.400	1.240
2023
January	1.520	1.320
February	1.480	1.320
March	1.560	1.350
April	1.430	1.280
May to the Latest Practicable Date	1.390	1.280

APPENDIX I	EXPLANATORY STATEMENT

SHARES REPURCHASED BY THE COMPANY

Details for repurchase of H Shares that has been made by the Company in the previous six months preceding the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise) are disclosed as follows:

	Number of shares	Price paid per share		Total consideration
Month of repurchase	repurchased	Highest price	Lowest price
		(HKD)	(HKD)	(HKD)	(RMB ‘000)
2022
October	4,956,000	1.10	1.03	5,315,529.60	4,883
November	15,866,000	1.26	1.04	17,741,300.20	16,299
December	3,706,000	1.39	1.25	4,905,361.20	4,507
Total	24,528,000	—	—	27,962,191.00	25,689

DISCLOSURE OF INTERESTS

If as a result of a share repurchase by the Company, a substantial shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any repurchases to be made under the H Share Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Hong Kong Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their close associates presently intends to sell shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and the conditions (if any) to which the Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the Repurchase Mandate is approved by its Shareholders and the conditions (if any) to which the Repurchase Mandate is subject are fulfilled.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Biographies of candidates for the Directors:

Wan Tao, born in January 1968, currently serves as the Company’s Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee, Director of Shanghai SECCO Petrochemical Company Limited and Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wan started to work in July 1992 and has served as the deputy director and director of the resin rubber department of the Chemical Department of Sinopec Corp. From August 2012 to January 2017, he served as deputy director of the Chemical Department of Sinopec Corp. From March 2013 to January 2017, he served as supervisor of Sinopec Catalyst Co., Ltd. From March 2014 to January 2017, he served as director of Sinopec Great Wall Energy & Chemical (Guizhou) Co. Ltd. From January 2017 to December 2019, he served as general manager of Sinopec Yizheng Chemical Fibre Limited Liability Company and general manager of Yizheng Branch at Sinopec Assets Management Co, Ltd. From January 2017 to January 2018, he served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. From January 2018 to July 2022, he served as executive director and secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. In July 2022, he was appointed as secretary of the CPC Committee of the Company and director of Shanghai SECCO Petrochemical Company Limited. In September 2022, he was appointed as Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee of the Company. In October 2022, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wan graduated from Tianjin University in 1992 with an engineering master’s degree in chemical engineering. He is a senior engineer.

Guan Zemin, born in December 1964, is serving as Vice Chairman, Executive Director, Vice Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in July 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department of Wuhan Petrochemical Plant, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary of Wuhan Petrochemical Plant and General Manager of Wuhan Branch. In December 2019, he was appointed as Deputy Secretary of the Company. From February 2020, he served as the President of the Company. From June 2020, he served as the Executive Director, Vice Chairman and Vice Chairman of the Strategy Committee of the Company. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a master’s degree in Engineering in July 1990. He is a senior engineer by professional title.

Du Jun, born in March 1970, is currently the Executive Director, member of the Strategy Committee, Vice President and Chief Financial Officer of the Company, chairman of China Jinshan Associated Trading Corporation, and director of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Du started the work in July 1990 and successively served as the chief of the second section of the secretary of the general manager’s office of Yangzi Petrochemical Co., Ltd., the deputy director of the finance department and the deputy director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From July 2007 to August 2012, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2012 to August 2016, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From December 2015 to September 2020, he served as the supervisor of Yangzi Petrochemical BASF Co., Ltd. From June 2016 to September 2020, he served as a director of Yangzi Petrochemical Co., Ltd. From August 2016 to September 2020, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From September 2020, he served as the deputy general manager and chief financial officer of the Company. He has been the chairman of China Jinshan Associated Trading Corporation since December 2020. He has been a director of Shanghai Chemical Industry Park Development Co., Ltd. since December 2020. He has been an Executive Director of the Company since June 2021. He has been a member of the Company’s Strategy Committee since March 2022. Mr. Du graduated from Southeast University in 1990, majoring in industrial enterprise management, and obtained a master’s degree in business administration from Southeast University in 2004. He has the title of senior accountant.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Huang Xiangyu, born in March 1968, is the Executive Director and Vice President of the Company. Mr. Huang started his career in August 1990 and joined Shanghai Petrochemical Complex in June 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit of the Company and Chief Engineer of Acrylic Business Unit of the Company. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute of the Company. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department of the Company. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. He has been an Executive Director of the Company since June 2020. Mr. Huang graduated from the Organic Chemical Major of the School of Chemical Engineering, East China University of Science and Technology with a bachelor’s degree in Engineering in July 1990. He obtained a master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in science in June 2013. He is a professorate senior engineer by title.

As of the Latest Practicable Date, Mr. Huang Xiangyu held 140,000 A shares of the Company.

Xie Zhenglin, born in February 1965, is a Non-executive Director, member of the Strategy Committee, Vice President of Chemical Service Department of Sinopec Corp., General Manager of Sinopec Group Assets Management Co., Ltd., a director of Chongqing Yangzijiang Acetyl Chemical Co., Ltd., Chairman of Tianjin Jinpuli Environmental Protection Technology Co., Ltd., and a director of Sinopec Shanghai Gaoqiao Petrochemical Co. Ltd. Mr. Xie started his work in 1989, served as Principal Staff Member of State Price Control Bureau and State Development Planning Commission. After joining Sinopec Corp. in September 1995, he successively served as Deputy Director of the Comprehensive Division of the Finance Department, Deputy Director of Capital Management Department, Director of the Capital Management Division of the Finance and Assets Department, Director of the Capital Management Division of the Financial Planning Department, Deputy Director of the Financial Planning Department of Sinopec Group, Deputy Director of General Accounting Department of Sinopec Group Assets Management Co., Ltd. (presided over the work), Deputy Director of Assets Management Department of Sinopec Group, Deputy General Manager of Sinopec Assets Management, Acting Director of Assets Management Department of Sinopec Group, and Deputy Executive Director and Deputy General Manager of Sinopec Group Assets Management Co., Ltd.. From April 2014 to October 2020, he served as the Vice Chairman and director of China Merchants Energy Shipping Co., Ltd. (listed on the Shanghai Stock Exchange, Stock Code: 601872). From April 2014 to December 2019, Mr. Xie served as Director of Assets Management Department of Sinopec Group, and Executive Director and General Manager of Sinopec Assets Management. He has been the Deputy President of Chemical Service Department of Sinopec Corp. and General Manager of Sinopec Assets Management since December 2019. From June 2020, he served as the Non-executive Director and a member of the Strategy Committee of the Company. Mr. Xie obtained a master’s degree in Economics from Graduate School of Chinese Academy of Social Science in August 1989. He obtained a master’s degree in business administration from University of Houston in May 2007. He is a Senior Accountant by professional title.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Qin Zhaohui, born in June 1972, is the general manager of the Company’s Aromatics Department. Mr. Qin joined the Company in August 1994 and successively served as Deputy Director of the Hydrogenation Workshop of No. 2 Aromatics Combined Plant of Refining Unit, Deputy Director of the Hydrogen Production Unit, Deputy Chief of the Production Scheduling Section of No. 1 Aromatics Combined Plant, Assistant Director of the Production Technology Department and Director of the Technology Department, Deputy Director of the Technology Department of the Aromatics Department, Deputy Director (presiding over the work) and Director of the Technology Department of the Aromatics Department, Safety Director, Deputy Chief Engineer, Director of No. 2 Aromatics Combined Plant and Deputy Secretary of the Party Committee of the Aromatics Department etc. Mr. Qin served as Deputy Manager of the Aromatics Department in December 2018 and presided over the work in December 2019, Deputy General Manager of the Aromatics Department (presided over the work) in March 2020, General Manager and Deputy Secretary of the Party Committee of the Aromatics Department in October 2020 and presided over the work of the Party Committee in December 2022. Mr. Qin graduated from East China University of Science and Technology in July 1994 with a major in petroleum processing and obtained a master’s degree in chemical engineering from East China University of Science and Technology in March 2005. He holds the title of Senior Engineer.

Tang Song, born in December 1980, is the Independent Non-executive Director and a member of the Audit Committee and Remuneration and Appraisal Committee of the Company, Professor and PH. D supervisor of School of Accountancy, Shanghai University of Finance and Economics. Mr. Tang Song obtained a bachelor’s degree in management (accountancy) in June 2003 from the School of Accountancy of the Shanghai University of Finance and Economics, and obtained a doctor’s degree from a successive postgraduate and doctoral program in management (accountancy) in June 2008. Mr. Tang worked in the School of Accounting and Finance, Hong Kong Polytechnic University for collaborative research from August 2008 to August 2009. He worked in China Europe International Business School for collaborative research from August 2009 to June 2010. Mr. Tang served as a lecturer of School of Accountancy, Shanghai University of Finance and Economics from June 2010 to July 2012. He served as associate professor of the School of Accountancy, Shanghai University of Finance and Economics from August 2012 to July 2019. He served as a professor of the School of Accountancy of the Shanghai University of Finance and Economics since August 2019. Mr. Tang has served as an independent director of Shanghai Huate Group Co., Ltd. since December 2017, served as an independent director of the Shanghai Qifan Cable Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 605222) from July 2019 to July 2022, served as an independent director of Tibet Dongcai Fund Management Co., Ltd since August 2019, and as an independent director for the Shanghai Universal Biotech Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 301166) since April 2020. He served as the Independent Non-executive Director, member of the Audit Committee and the Strategy Committee of the Company since June 2020. He served as an independent director for Wuxi Commercial Mansion Grand Orient Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600327) since November 2020. He served as an independent director for Shanghai Shine-Link International Logistics Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603648) since September 2022.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Chen Haifeng, born in January 1974, is an Independent Non-executive Director, member of the Audit Committee and the Nomination Committee of the Company, and a Senior Director of the GCL Energy Technology Co., Ltd. Mr. Chen graduated from Fudan University with a bachelor’s degree in applied physics in July 1997. He served as clerk, project supervisor, and project manager of investment banking department of CITIC Securities from July 1997 to August 2001. Mr. Chen served as a senior manager of the strategic investment department of SVT Group from September 2002 to February 2006. He served as a senior manager of investment banking department of Orient Securities from August 2006 to March 2008. Mr. Chen served as senior vice president and sponsor deputy of investment banking department of China Jianyin Investment Securities from April 2008 to May 2012. He served as the CEO and sponsor deputy of investment banking department of Caida Securities from June 2012 to June 2015. Mr. Chen served as an independent director of Cnnc Hua Yuan Titanium Dioxide Company Limited (listed on Shenzhen Stock Exchange, stock code: 002145) from February 2015 to October 2018. He served as the CEO and sponsor deputy of investment banking department of Dongxing Securities from July 2015 to September 2017. Mr. Chen has been a non-independent director of Zhejiang Yueling Co., Ltd. from October 2017 to December 2020 (listed on the Shenzhen Stock Exchange, Stock Code: 002725). He served as an Independent Non-executive Director, member of the Audit Committee and member of the Nomination Committee of the Company since June 2020. He served as a senior director of Shanghai MindMotion Microelectronics Co., Ltd. from January 2021 to 31 December 2022. He has served as a senior director of GCL Energy Technology Co., Ltd. since January 2023.

Yang Jun, born in August 1957, is an Independent Non-executive Director, Chairman of the Nomination Committee and the Remuneration and Appraisal Committee of the Company, a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd., and the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation. Mr. Yang graduated from East China University of Political Science and Law with a degree in law in September 1979 and from Peking University with a master’s degree in civil law in July 1991. He worked in Shanghai Intermediate Court and Supreme Court from July 1983 to July 2005. He served as an assistant to the president and general legal officer of Shanghai United Assets and Equity Exchange, general manager of Beijing headquarters of Central Enterprise Equity Exchange, operation director of Equity Exchange and general manager of Financial Equity Exchange from July 2005 to September 2017. He served as an arbitrator of China International Economic and Trade Arbitration Commission from March 2007 to March 2015 and served as an arbitrator of Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission since March 2007. He served as an independent non-executive director of China Merchants Securities Co., Ltd. (listed on the Hong Kong Stock Exchange, stock code: 06099) from June 2011 to January 2018. He has served as an independent director of Shanghai Zhenhua Heavy Industries Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) from April 2015 to March 2021 and a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd. since September 2017. He has served as an Independent Non-executive Director, Chairman of the Nomination Committee and Chairman of the Remuneration and Appraisal Committee of the Company since June 2020. He served as the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation since January 2022.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Zhou Ying, born in December 1966, is an associate professor and EMBA project director of the School of Marketing at Antai College of Economics and Management, Shanghai Jiao Tong University. Ms. Zhou graduated from Jilin University with a bachelor’s degree in 1989, graduated from Shanghai University of Finance and Economics with a master’s degree in 2001, and graduated from Antai College of Economics and Management, Shanghai Jiao Tong University with a doctorate degree in June 2014. From September 1989 to December 1996, she was a teacher in Anhui Provincial Youth League School. From 1996 to 1999, she was a teacher in Shanghai Jiao Tong University School of Agriculture and Biology. She has served as a teacher in Antai College of Economics and Management, Shanghai Jiao Tong University since 2000. She has served as an independent director of Shanghai New World Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600628) since December 2021, an independent director of KAMA Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 900953) since 16 September 2022, and an independent director of Shanghai Jinfeng Wine Company Limited (listed on the Shanghai Stock Exchange, stock code: 600616) since May 2022.

Huang Jiangdong, born in June 1979, with a doctoral degree, is a partner of Grandall Law Firm (Shanghai) and the director of Grandall Financial Securities Compliance Committee. He graduated from the School of Business Administration of Changzhou University with a bachelor’s degree in law in July 2000, and from the Graduate School of East China University of Political Science and Law with a master’s degree in civil and commercial law in July 2003. In July 2012, he graduated from the Graduate School of East China University of Political Science and Law with a doctorate degree in economic law. From June 2003 to June 2005, he served as a deputy officer of the Judicial Bureau of Shanghai Pudong New Area. From July 2005 to April 2013, he served as a deputy officer, officer and deputy researcher of the Second Division of Shanghai Securities Regulatory Commission. From April 2013 to April 2014, he was seconded to the Legal Department of the CSRC. From April 2014 to May 2019, he served as deputy researcher and director of the Shanghai Commissioner’s Office of the CSRC. Since May 2019, he has served as senior consultant and partner of Grandall Law Firm (Shanghai); and director of Grandall Financial Securities compliance committee. Since April 2023, he has served as an independent director of Universal Scientific industrial (Shanghai) Co,. Ltd. He is an arbitrator of the Shanghai Arbitration Commission, the Shanghai International Arbitration Center and the Shenzhen International Arbitration Court; director of the Institute of Securities Law of CLS and a member of the Independent Directors Committee of the CAPCO.

Biographies of candidates for the non-employee representative Supervisors:

Zhang Xiaofeng, born in March 1970, is currently an External Supervisor of the Company, deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group. Mr. Zhang is currently a supervisor of Sinopec Oilfield Equipment Corporation, Sinopec Petroleum Reserve Company Limited and a director of Sinopec International Energy Investment Co., Ltd., Mr. Zhang served as the deputy director of Legal Department of Sinopec Group from January 2018 to December 2019. He has also served as the deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group since December 2019. Mr. Zhang, majoring in international economic law, graduated from China University of Political Science and Law with a bachelor’s degree in law in July 1995. Mr. Zhang is a senior economist by professional title and the corporate lawyer.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Zheng Yunrui, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is currently an independent director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English in July 1986. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From June 2005 to September 2007, he served as deputy procurator general of People’s Procuratorate of Yangpu District, Shanghai. From February 2013 to June 2014, he served as deputy director of Wuxi Intermediate People’s Court in Jiangsu Province. From June 2012 to June 2018, he served as an independent director of Yangzhou Chenhua New Materials Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300610). From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2021, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002586). From December 2015 to June 2021, he was an independent director of Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722). From April 2019 to March 2022, he served as an independent director of Dalian Electric Porcelain Group Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002606). In December 2021, he served as a member of the third Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant for news and public opinions of Wuxi Intermediate People’s Court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is a director of China Association of Insurance Law and also an arbitrator at the Arbitration Commission of Xuzhou, Wuxi, Suzhou and Shenzhen. Mr. Zheng was appointed as an advisory expert on civil and administrative cases of the Supreme People’s Procuratorate and the Zhejiang People’s Procuratorate, a member of the second and third Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center, a legal consultant for news and public opinions of Wuxi Intermediate People’s Court, a member of the expert advisory Committee of Shanghai Yangpu District People’s Procuratorate and a mediator of Shanghai Second Intermediate People’s Court.

Choi Ting Ki, born in September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017 and has been Independent Supervisor of the Company since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978 and joined KPMG in the same year. He has held various positions, including the Partner of the Audit Department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office, as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

APPENDIX II	BIOGRAPHIES OF THE PROPOSED NON-EMPLOYEE REPRESENTATIVE SUPERVISORS AND DIRECTORS

Save as disclosed above, the candidates listed above (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any Director, Supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the Latest Practicable Date. None of the candidates listed above has ever faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

The resolutions in respect of the election of non-employee representative Supervisors and members of the Eleventh Session of the Supervisory Committee and the Board, respectively, will be proposed at the AGM for consideration and approval. If the resolutions are approved at the AGM, the newly appointed Supervisors and Directors of the Eleventh Session of the Supervisory Committee and the Board, respectively, will each enter into a supervisor’s or director’s service contract with the Company on or around the date of AGM. The term of office will begin on the date of passing of the resolution at the AGM and expire in June 2026. The remuneration of the newly appointed Supervisors (excluding independent Supervisors) will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting and the remuneration of the newly appointed independent Supervisors will be determined in accordance with the “Remuneration Payment Method for Independent Supervisors” adopted at the Company’s 2016 annual general meeting. The remuneration of the newly appointed Directors (excluding independent non-executive Directors) will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent non-executive Directors will be implemented in accordance with the “Remuneration System for Independent Directors” at the Company’s 2007 annual general meeting. The Company will disclose the amount of remuneration received by each of the Directors and Supervisors in the relevant annual reports. The director’s and supervisor’s remuneration will not be covered in the director’s and supervisor’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of the candidates for the election as Supervisors and Directors that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.